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                          March 25, 2021

       Rudy C. Howard
       Chief Financial Officer
       vTv Therapeutics Inc.
       3980 Premier Drive, Suite 310
       High Point, NC 27265

                                                        Re: vTv Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 18,
2021
                                                            File No. 333-254445

       Dear Mr. Howard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Lawrence G. Wee, Esq.